# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cabaletta Bio, Inc., CIK 0001759138
CUSIP: 12674W109
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 2929 ARCH STREET, SUITE 600, PHILADELPHIA, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001487989

## Reporting persons
- Nichtberger Steven: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,034,499; shared voting power 0; sole dispositive power 3,034,499; shared dispositive power 0; aggregate amount beneficially owned 3,034,499 (3.3% of the class)

## Item 1. Issuer
Name of issuer: Cabaletta Bio, Inc.
Address of issuer's principal executive offices: 2929 ARCH STREET, SUITE 600, PHILADELPHIA, PENNSYLVANIA, 19104.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Steven Nichtberger (the "Reporting Person").
Address of principal business office or, if none, residence:
c/o Cabaletta Bio, Inc.
2929 Arch Street, Suite 600
Philadelphia, PA 19104
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025, the Reporting Person beneficially owned an aggregate of 3,034,499 shares of the Common Stock, par value $0.00001 per share ("Common Stock") of Cabaletta Bio, Inc. (the "Issuer"), representing approximately 3.3% of the outstanding Common Stock, consisting of (a) 986,483 shares of Common Stock held directly by Dr. Nichtberger, representing approximately 1.1% of the outstanding Common Stock, (b) 363,000 shares of Common Stock held directly by the 2017 Nichtberger Family Trust, representing approximately 0.4% of the outstanding Common Stock, and (c) 1,685,016 shares of Common Stock underlying options held directly by Dr. Nichtberger that are exercisable within 60 days of June 30, 2025, representing approximately 1.8% of the outstanding Common Stock. Dr. Nichtberger is a trustee of the 2017 Nichtberger Family Trust.
Percent of class: The foregoing percentages were calculated based on (a) 91,451,899 shares of the Issuer's Common Stock outstanding as of June 30, 2025 plus (b) 1,685,016 shares of Common Stock underlying stock options held by Dr. Nichtberger that are exercisable within 60 days of June 30, 2025, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).
Sole power to vote or to direct the vote: 3,034,499
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,034,499
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Nichtberger Steven: /s/ Steven Nichtberger, Steven Nichtberger (08/11/2025)